FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 25, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled,” AUO Reports 3Q2011 Financial Results”, dated October 25, 2011.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2011 Results”, dated October 25, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 25, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 3Q2011 Financial Results

Issued by: AU Optronics Corp.
Issued on: October 25, 2011

Hsinchu, Taiwan, October 25, 2011 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited results for the third quarter of 2011(1).

AUO posted consolidated revenue of NT$98,927 million (US$ 3,249 million) (2), up 0.9% from the previous quarter. Gross profit was at -NT$9,142 million (-US$ 300 million), with the gross margin of -9.2%. Operating loss was at NT$16,818 million (US$ 552 million), with the operating margin of -17%. AUO’s net loss for the third quarter was at NT$15,796 million (US$ 519 million). Net loss attributable to equity holders of the parent company was NT$15,810 million (US$ 519 million), with basic EPS of -NT$1.79 per common share (-US$0.59 per ADR).

3Q2011 Result Highlights

AUO’s unaudited consolidated results for the third quarter of 2011 were highlighted as below:

•	Revenue of NT$98,927 million, up 0.9% quarter-over-quarter
•	Net loss of NT$15,796 million
•	Basic EPS of -NT$1.79 per common share
•	Gross margin of -9.2%
•	Operating margin of -17%
•	EBITDA (3) margin of 5.6%

In the third quarter of 2011, shipments for AUO's large-sized panels reached around 29.7 million units, up slightly by 0.2% quarter-over-quarter.  Shipments for small and medium-sized panels were around 52 million units, up 14.4% quarter-over-quarter.

“In the third quarter of 2011, overall panel prices were on the decline. Therefore, although our panel shipments increased slightly quarter over quarter, the revenues were comparable to those of the previous quarter,” said Mr. Andy Yang, Chief Financial Officer of AUO. “However, with proper inventory management, our inventory turnover days improved from 46 days in the second quarter to 44 days this quarter. In addition, our EBITDA margin remains positive at around 5.6%”.

Facing the uncertain factor of the global macro-economy, AUO’s management team plans to enhance the Company’s cash flow management, proactively control the capital expenditures, and timely adjust the capacity utilization rates through prioritizing orders with better profitability. Meanwhile, AUO will endeavor to develop new clientele and offer tailored products for different market segments. To prepare for the next-generation mainstream products and services, the Company will persistently invest in value-added technologies, such as AHVA (Advanced Hyper-Viewing Angle) panels, high-end AMOLED displays and integrated touch solutions, which enable the company to provide a full series of products with a wide range of sizes to fulfill customer requirements in various fields and aspects.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)
(2) Amounts converted by an exchange rate of NTD30.45:USD1 based on Federal Reserve Bank of New York, USA as of September 30, 2011.
(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 71 inches. AUO generated NT$467.2 billion in sales revenue in 2010 (US$16 billion) with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008. The Display and Solar businesses were established respectively as the Company’s two core businesses in October, 2010. For more information, please visit AUO.com.

* 2010 year end revenue converted at an exchange rate of NTD29.14:USD1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 3rd, 2011.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2

                               [GRAPHIC OMITTED]

                               AU Optronics Corp.
                 Third Quarter 2011 Results Investor Conference

                                  Oct 25, 2011

Safe Harbor Notice

[]   The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[]   Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

[]   In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
     China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

[]   Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

[]   Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
     December, 2010 filed with the United States Securities and Exchange
     Commission.

                                                               [GRAPHIC OMITTED]

                         CONSOLIDATED INCOME STATEMENT
Amount : NT$ Million Except Per Share Data

                                           3Q'11              2Q'11         QoQ %         3Q'10
                                      ------------------ ------------------ -------- ---------- -------
Net Sales                              98,927    100.0%   98,050    100.0%     0.9%  124,403    100.0%
Cost of Goods Sold                    (108,070) (109.2%) (100,531) (102.5%)    7.5%  (118,162)  (95.0%)
                                      ========= ======== ========= ======== ======== ========== =======
Gross Profit (Loss)                     (9,142)  (9.2%)    (2,482)  (2.5%)   268.4%    6,241     5.0%
Operating Expenses                      (7,676)   (7.8%)   (6,638)   (6.8%)   15.6%    (6,009)   (4.8%)
                                      ========= ======== ========= ======== ======== ========== =======
Operating Income (Loss)                (16,818) (17.0%)    (9,120)  (9.3%)    84.4%      232     0.2%
Net Non-operating Expenses               (853)    (0.9%)   (2,229)   (2.3%)  (61.7%)    (253)    (0.2%)
                                      ========= ======== ========= ======== ======== ========== =======
Loss before Tax                        (17,671) (17.9%)   (11,349) (11.6%)    55.7%      (20)   (0.0%)
                                      ========= ======== ========= ======== ======== ========== =======
Net Income (Loss)                      (15,796) (16.0%)   (10,766) (11.0%)    46.7%      227     0.2%
                                      ========= ======== ========= ======== ======== ========== =======
Attributable to:
 Equity holders of the parent company  (15,810)  (16.0%)  (10,801)  (11.0%)   46.4%       98      0.1%
 Minority interest                         14      0.0%       35      0.0%   (60.2%)     129      0.1%
                                      ========= ======== ========= ======== ======== ========== =======
Net Income (Loss)                      (15,796) (16.0%)   (10,766) (11.0%)    46.7%      227     0.2%
                                      ========= ======== ========= ======== ======== ========== =======
Basic EPS (NT$)(a)                       (1.79)             (1.22)            46.4%     0.01
Operating Income + DandA                 5,523      5.6%   13,292    13.6%   (58.4%)   22,495    18.1%
Unit Shipments (mn)(b)
 Large Size Panels                        29.7               29.6              0.2%      28.7
 Small and Medium Size Panels             52.0               45.5             14.4%      55.6

--   Unaudited, prepared by AUO on a consolidated basis

(a)  Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 3Q'11, in 2Q'11 and in 3Q'10) by retroactively adjusting to stock dividend and stock bonus

(b)  Large size refers to panels that are 10 inches and above

                                                               [GRAPHIC OMITTED]

                     CONSOLIDATED BALANCE SHEET HIGHLIGHTS

Amount : NT$ Million

                     3Q'11   2Q'11   QoQ %  3Q'10
                     ------- ------- ------ -------
Cash and ST Investment  83,421  87,421 (4.6%)  85,173
Inventory             51,521  52,611 (2.1%)  49,917
Short Term Debt(a)  43,842  37,159 18.0%   48,866
Long Term Debt       174,504 164,296  6.2%  118,868
Equity               239,582 253,723 (5.6%) 293,917
Total Assets         622,202 619,457  0.4%  641,004

Inventory Turnover (Days)(b)    44    46    40
Debt to Equity                 91.1% 79.4% 57.1%
Net Debt to Equity             56.3% 44.9% 28.1%

--   Unaudited, prepared by AUO on a consolidated basis

(a)  Short term debt refers to all interest bearing debt maturing within one year

(b)  Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

                                                               [GRAPHIC OMITTED]

                       CONSOLIDATED CASH FLOW HIGHLIGHTS

Amount : NT$ Million

                                3Q'11     2Q'11    QoQ
                                --------- -------- ---------
From Operating Activities          4,761    13,552  (8,791)
  Net Loss                      (15,796)  (10,766)  (5,031)
  Depreciation and Amortization  22,341    22,412      (71)
  Net Change in Working Capital   (3,546)    5,647  (9,193)
=============================== ========= ======== =========
From Investing Activities       (18,113)  (12,132)  (5,982)
 Capital Expenditure            (15,258)  (14,959)    (299)
=============================== ========= ======== =========
From Financing Activities          9,464    16,490  (7,026)
  Net Change in Debt              13,149    15,329  (2,180)
=============================== ========= ======== =========
Net Change in Cash(a)           (4,000)   17,859 (21,859)

--   Unaudited, prepared by AUO on a consolidated basis

(a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

                                                               [GRAPHIC OMITTED]

                      CONSOLIDATED REVENUES BY APPLICATION

                                [GRAPHIC OMITTED]

--   Unaudited, prepared by AUO on a consolidated basis

                                                               [GRAPHIC OMITTED]

                     CONSOLIDATED SHIPMENTS AND ASP BY AREA

                           Shipments in square meter

                                [GRAPHIC OMITTED]

                              ASP per square meter

                                [GRAPHIC OMITTED]

--   Unaudited, prepared by AUO on a consolidated basis

--   ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
     Finance of each respective quarter

                                                               [GRAPHIC OMITTED]

       CONSOLIDATED SMALL AND MEDIUM PANEL SHIPMENTS BY AREA AND REVENUES

                           Shipments in square meter

                                [GRAPHIC OMITTED]

                                    Revenues

                                [GRAPHIC OMITTED]

--   Unaudited, prepared by AUO on a consolidated basis

--   Small and Medium size refers to panels that are under 10 inches

                                                               [GRAPHIC OMITTED]

                                CAPACITY BY FAB

             9/2011  12/2011 (F)
Fab                                    Major Products
             Capacity  Capacity

L3 (G3.5)      130,000       90,000    Small/Medium
========= ============ ============ =======================
L3 (G3.5) LTPS 20,000  LTPS 40,000     Small/Medium
========= ============ ============ =======================
L4 (G4.0)       60,000       60,000    Small/Medium
========= ============ ============ =======================
L4 (G4.5) LTPS 45,000  LTPS 45,000   NB, Small/Medium
========= ============ ============ =======================
L5 (G5.0)      310,000      310,000     NB, Monitor
========= ============ ============ =======================
                                     Monitor, TV, Public
L6 (G6.0)      240,000      240,000
                                        Info Display
========= ============ ============ =======================
                                     Monitor, TV, Public
L7 (G7.5)      135,000      135,000
                                        Info Display
========= ============ ============ =======================
L8 (G8.5)       60,000       60,000 TV, Public Info Display

--   Capacity based on monthly glass substrate input

                                                               [GRAPHIC OMITTED]

                                  www.auo.com
                                  ------------
                                   ir@auo.com
                                  ------------

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
September 30, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2011			September 30, 2010		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,740	83,421	13.4	85,173	13.3	(1,752)	(2.1)
Notes & Accounts Receivables	2,116	64,444	10.4	75,142	11.7	(10,698)	(14.2)
Other Current Financial Assets	41	1,242	0.2	886	0.1	357	40.3
Inventories	1,692	51,521	8.3	49,917	7.8	1,604	3.2
Other Current Assets	461	14,033	2.3	10,161	1.6	3,871	38.1
Total Current Assets	7,050	214,660	34.5	221,279	34.5	(6,619)	(3.0)

Long-term Investments	618	18,813	3.0	16,546	2.6	2,267	13.7

Fixed Assets	30,095	916,392	147.3	857,529	133.8	58,863	6.9
Less: Accumulated Depreciation	(18,286)	(556,807)	(89.5)	(477,357)	(74.5)	(79,450)	16.6
Net Fixed Assets	11,809	359,585	57.8	380,172	59.3	(20,587)	(5.4)

Other Assets	957	29,145	4.7	23,007	3.6	6,138	26.7
Total Assets	20,434	622,202	100.0	641,004	100.0	(18,801)	(2.9)

LIABILITIES
Short-term Borrowings	91	2,783	0.4	1,819	0.3	964	53.0
Accounts Payable	3,101	94,439	15.2	109,106	17.0	(14,667)	(13.4)
Current Installments of Long-term Borrowings	1,348	41,059	6.6	47,046	7.3	(5,987)	(12.7)
Current Financial Liabilities	3	95	0.0	521	0.1	(427)	(81.8)
Accrued Expense & Other Current Liabilities	1,328	40,437	6.5	39,230	6.1	1,207	3.1
Machinery and Equipment Payable	526	16,031	2.6	18,638	2.9	(2,607)	(14.0)
Total Current Liabilities	6,399	194,844	31.3	216,361	33.8	(21,517)	(9.9)

Long-term Borrowings	5,037	153,362	24.6	115,278	18.0	38,084	33.0
Bonds Payable	694	21,143	3.4	3,590	0.6	17,552	488.9
Non Current Financial Liabilities	34	1,027	0.2	528	0.1	499	94.5
Other Long-term Liabilities	402	12,245	2.0	11,330	1.8	916	8.1
Total Long-term Liabilities	6,167	187,777	30.2	130,725	20.4	57,051	43.6

Total Liabilities	12,566	382,620	61.5	347,086	54.1	35,534	10.2

SHAREHOLDERS' EQUITY
Common Stock	2,899	88,270	14.2	88,270	13.8	0	0.0
Capital Surplus	3,828	116,551	18.7	116,109	18.1	442	0.4
Retained Earnings	598	18,203	2.9	73,787	11.5	(55,584)	(75.3)
Cumulative Translation Adjustments	71	2,165	0.3	1,723	0.3	441	25.6
Unrealized Gain (Loss) on Financial Products	(2)	(51)	0.0	737	0.1	(788)	–
Net loss not recognized as pension cost	(0)	(1)	0.0	0	0.0	(1)	–
Minority Interest	474	14,445	2.3	13,291	2.1	1,155	8.7
Total Shareholders' Equity	7,868	239,582	38.5	293,917	45.9	(54,335)	(18.5)
Total Liabilities & Shareholders' Equity	20,434	622,202	100.0	641,004	100.0	(18,801)	(2.9)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD30.45 per USD as of September 30, 2011

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2011 and 2010 and June 30, 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2011		% of	3Q 2010	YoY	3Q 2011		% of	2Q 2011	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,249	98,927	100.0	124,403	(20.5)	3,249	98,927	100.0	98,050	0.9
Cost of Goods Sold	3,549	108,070	109.2	118,162	(8.5)	3,549	108,070	109.2	100,531	7.5
Gross Profit (Loss)	(300)	(9,142)	(9.2)	6,241	–	(300)	(9,142)	(9.2)	(2,482)	268.4

Operating Expenses	252	7,676	7.8	6,009	27.7	252	7,676	7.8	6,638	15.6
Operating Income (Loss)	(552)	(16,818)	(17.0)	232	–	(552)	(16,818)	(17.0)	(9,120)	84.4

Net Non-Operating Expense	(28)	(853)	(0.9)	(253)	237.6	(28)	(853)	(0.9)	(2,229)	(61.7)

Loss before Income Tax	(580)	(17,671)	(17.9)	(20)	86,553.8	(580)	(17,671)	(17.9)	(11,349)	55.7

Income Tax Benefit	62	1,875	1.9	247	658.8	62	1,875	1.9	583	221.4
Net Income (Loss)	(519)	(15,796)	(16.0)	227	–	(519)	(15,796)	(16.0)	(10,766)	46.7

Attributable to:
Equity Holders of The Parent Company	(519)	(15,810)	(16.0)	98	–	(519)	(15,810)	(16.0)	(10,801)	46.4
Minority Interest	0	14	0.0	129	(89.2)	0	14	0.0	35	(60.2)
Net Income (Loss)	(519)	(15,796)	(16.0)	227	–	(519)	(15,796)	(16.0)	(10,766)	46.7

Basic Earnings Per Share	(0.06)	(1.79)		0.01		(0.06)	(1.79)		(1.22)
Basic Earnings Per ADR(3)	(0.59)	(17.91)		0.11		(0.59)	(17.91)		(12.24)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.45 per USD as of September 30, 2011
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
     CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended September 30, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2011		Nine Months 2010
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	(1,329)	(40,461)	18,747
Depreciation & Amortization	2,205	67,143	67,114
Investment Gain under Equity Method	(9)	(269)	(709)
Changes in Working Capital	(573)	(17,442)	(8,871)
Changes in Others	(62)	(1,901)	(3)
Net Cash Provided by Operating Activities	232	7,071	76,278

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	1	20	40
Acquisition of Property, Plant and Equipment	(1,447)	(44,061)	(57,009)
Proceeds from Disposal of Property, Plant and Equipment	2	46	40
Increase in Long-term Investments and AFS Investments	(83)	(2,513)	(1,208)
Proceeds from Disposal of Long-term Investments and AFS Investments	126	3,840	370
Decrease(Increase) in Restricted Cash in Banks	(1)	(18)	325
Increase in Deferred Assets and Intangible Assets	(88)	(2,689)	(1,272)
Increase in Other Assets	(7)	(219)	(49)
Net Cash Used in Investing Activities	(1,497)	(45,595)	(58,764)

Cash Flow from Financing Activities:
Increase (Decrease) in Short-term Borrowings	53	1,600	(4,138)
Increase in Guarantee Deposits	29	892	167
Increase (Decrease) in Long-term Borrowings and Bonds Payable	1,100	33,482	(13,950)
Cash Dividends	(129)	(3,937)	0
Change in Minority Interest	29	886	3,288
Net Cash Provided(Used) by Financing Activities	1,081	32,923	(14,633)

Change in Consolidated Entity	0	0	(1,852)
Effect of Exchange Rate Changes on Cash	(16)	(477)	(1,300)
Net Decrease in Cash and Cash Equivalents	(200)	(6,078)	(271)
Cash and Cash Equivalents at Beginning of Period	2,939	89,498	85,443
Cash and Cash Equivalents at End of Period	2,740	83,421	85,173

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.45 per USD as of September 30, 2011

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
September 30, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2011			September 30, 2010		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,556	47,379	8.9	60,468	10.7	(13,089)	(21.6)
Notes & Accounts Receivables	1,938	59,009	11.1	70,780	12.5	(11,771)	(16.6)
Other Current Financial Assets	37	1,117	0.2	759	0.1	358	47.2
Inventories	1,269	38,654	7.3	39,092	6.9	(438)	(1.1)
Other Current Assets	385	11,720	2.2	7,558	1.3	4,162	55.1
Total Current Assets	5,185	157,879	29.8	178,657	31.5	(20,778)	(11.6)

Long-term Investments	2,441	74,315	14.0	62,895	11.1	11,420	18.2

Fixed Assets	23,855	726,399	137.2	691,583	122.1	34,816	5.0
Less: Accumulated Depreciation	(14,926)	(454,505)	(85.8)	(389,249)	(68.7)	(65,257)	16.8
Net Fixed Assets	8,929	271,894	51.3	302,335	53.4	(30,441)	(10.1)

Other Assets	837	25,492	4.8	22,468	4.0	3,024	13.5
Total Assets	17,392	529,580	100.0	566,355	100.0	(36,775)	(6.5)

LIABILITIES
Accounts Payable	2,986	90,919	17.2	100,269	17.7	(9,350)	(9.3)
Current Installments of Long-term Borrowings	1,191	36,278	6.9	42,219	7.5	(5,941)	(14.1)
Current Financial Liabilities	1	45	0.0	271	0.0	(227)	(83.4)
Accrued Expense & Other Current Liabilities	926	28,189	5.3	26,950	4.8	1,239	4.6
Machinery and Equipment Payable	430	13,108	2.5	15,790	2.8	(2,682)	(17.0)
Total Current Liabilities	5,535	168,539	31.8	185,500	32.8	(16,961)	(9.1)

Long-term Borrowings	3,690	112,350	21.2	96,095	17.0	16,256	16.9
Bonds Payable	694	21,143	4.0	3,500	0.6	17,643	504.1
Non Current Financial Liabilities	27	818	0.2	505	0.1	313	61.9
Other Long-term Liabilities	52	1,593	0.3	128	0.0	1,464	1142.1
Total Long-term Liabilities	4,463	135,904	25.7	100,229	17.7	35,675	35.6

Total Liabilities	9,998	304,443	57.5	285,728	50.5	18,715	6.5

SHAREHOLDERS' EQUITY
Common Stock	2,899	88,270	16.7	88,270	15.6	0	0.0
Capital Surplus	3,828	116,551	22.0	116,109	20.5	442	0.4
Retained Earnings	598	18,203	3.4	73,787	13.0	(55,584)	(75.3)
Cumulative Translation Adjustments	71	2,165	0.4	1,723	0.3	441	25.6
Unrealized Gain (Loss) on Financial Products	(2)	(51)	0.0	737	0.1	(788)	–
Net loss not recognized as pension cost	(0)	(1)	0.0	0	0.0	(1)	–
Total Shareholders' Equity	7,394	225,137	42.5	280,627	49.5	(55,490)	(19.8)
Total Liabilities & Shareholders' Equity	17,392	529,580	100.0	566,355	100.0	(36,775)	(6.5)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.45 per USD as of September 30, 2011

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2011 and 2010 and June 30, 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2011		% of	3Q 2010	YoY	3Q 2011		% of	2Q 2011	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,074	93,606	100.0	118,930	(21.3)	3,074	93,606	100.0	93,393	0.2
Cost of Goods Sold	3,400	103,538	110.6	114,562	(9.6)	3,400	103,538	110.6	97,442	6.3
Gross Profit (Loss)	(326)	(9,933)	(10.6)	4,369	–	(326)	(9,933)	(10.6)	(4,049)	145.3

Operating Expenses	196	5,967	6.4	4,113	45.1	196	5,967	6.4	5,593	6.7
Operating Income (Loss)	(522)	(15,899)	(17.0)	256	–	(522)	(15,899)	(17.0)	(9,642)	64.9

Net Non-Operating Expenses	(62)	(1,886)	(2.0)	(618)	205.4	(62)	(1,886)	(2.0)	(2,042)	(7.7)

Loss before Income Tax	(584)	(17,785)	(19.0)	(362)	4,814.3	(584)	(17,785)	(19.0)	(11,685)	52.2

Income Tax benefit	65	1,975	2.1	460	329.6	65	1,975	2.1	884	123.4
Net Income (Loss)	(519)	(15,810)	(16.9)	98	–	(519)	(15,810)	(16.9)	(10,801)	46.4

Basic Earnings Per Share	(0.06)	(1.79)		0.01		(0.06)	(1.79)		(1.22)
Basic Earnings Per ADR(3)	(0.59)	(17.91)		0.11		(0.59)	(17.91)		(12.24)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.45 per USD as of September 30, 2011
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended September 30, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2011		Nine Months 2010
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	(1,333)	(40,588)	18,157
Depreciation & Amortization	1,846	56,225	57,267
Investment Loss (Gain) under Equity Method	102	3,092	(1,031)
Changes in Working Capital	(559)	(17,011)	(12,593)
Changes in Others	(20)	(614)	112
Net Cash Provided by Operating Activities	36	1,104	61,913

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(827)	(25,177)	(41,600)
Proceeds from Disposal of Property, Plant and Equipment	8	237	965
Increase in Long-term Investments and AFS Investments	(161)	(4,891)	(8,640)
Proceeds from Disposal of Long-term Investments and AFS Investments	73	2,209	0
Increase in Restricted Cash in Banks	(0)	(1)	(10)
Increase in Deferred Assets and Intangible Assets	(72)	(2,196)	(524)
Increase in Other Assets	(5)	(139)	(10)
Net Cash Used in Investing Activities	(984)	(29,957)	(49,819)

Cash Flow from Financing Activities:
Increase in Guarantee Deposits	25	760	117
Increase(Decrease) in Long-term Borrowings and Bonds Payable	870	26,499	(9,227)
Cash Dividends	(116)	(3,531)	0
Net Cash Provided(Used) by Financing Activities	779	23,728	(9,110)

Effect of Exchange Rate Changes on Cash	1	43	370
Net Increase (Decrease) in Cash and Cash Equivalents	(167)	(5,082)	3,354
Cash and Cash Equivalents at Beginning of Period	1,723	52,460	57,114
Cash and Cash Equivalents at End of Period	1,556	47,379	60,468

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.45 per USD as of September 30, 2011